EXHIBIT D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2011 on Form 18-K filed with the SEC on August 17, 2012. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2011, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2011.

General

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 3.2% in the first quarter of 2012 as compared to the same respective quarter of 2011. Turkey’s GDP increased by 8.5% in 2011, as compared to 2010. See “Recent Developments—Key Economic Indicators”.

From January 2, 2012 to September 17, 2012, the Istanbul Stock Exchange National 100 Index increased by 33%

Political conditions

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of August 31, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party	51
Peace and Democracy Party	29
Independent	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

Key economic indicators

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	11.9%	9.1%	8.4%	5.2%	8.5%
2012	3.2%

GDP by Economic Sectors		2011 Q2	2011 Q3	2011 Q4	2012 Q1
1.	Agriculture, hunting and forestry	7.0	15.1	8.4	4.2
2.	Fishing	0.2	0.1	0.4	0.3
3.	Mining and quarrying	0.7	0.8	0.7	0.6
4.	Manufacturing	25.7	21.8	24.2	26.1
5.	Electricity, gas and water supply	2.0	1.9	2.5	1.9
6.	Construction	6.0	5.5	5.9	5.8
7.	Wholesale and retail trade	13.8	12.2	12.8	13.4

GDP by Economic Sectors		2011 Q2	2011 Q3	2011 Q4	2012 Q1
8.	Hotels and Restaurants	1.4	2.9	1.6	1.3
9.	Transport, storage and communication	15.3	14.1	15.0	15.3
10.	Financial intermediation	11.0	11.5	13.2	12.2
11.	Ownership and dwelling	4.6	4.2	4.5	4.8
12.	Real Estate, renting and business activities	3.4	2.7	4.2	4.8
13.	Public administration and defense; compulsory social security	2.8	2.7	3.0	3.1
14.	Education	2.3	1.9	1.6	1.8
15.	Health and social work	1.2	1.1	1.1	1.4
16.	Other community, social and personnel service activities	1.4	1.2	1.5	1.6
17.	Private household with employed persons	0.1	0.1	0.2	0.2
18.	Sectoral Total	98.6	99.7	101.0	99.4
19.	Financial intermediation services indirectly measured	7.3	7.9	9.5	8.3
20.	Taxes-Subsidies	8.7	8.1	8.5	8.9

21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of August 2012, CPI increased by 0.56% and PPI increased by 0.26% as compared to the previous month.
•

The Republic’s annual CPI and PPI increased by 8.88% and 4.56%, respectively, in August 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in the year 2011.

•	The Central Bank announced the annual inflation target rates for 2013 as 5% The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•

On September 17, 2012, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7974 per U.S. dollar, compared to an exchange buying rate of TL1.7836 per U.S. dollar on September 16, 2011.

•	On August 7, 2012, the Government offered an interest rate of 7.52% for its 2-year Government Bond, compared to an interest rate of 9.02% for its 21-month Government Bond on August 2, 2011.
•	The industrial production index increased by 3.4% in July 2012 compared to July 2011 (year on year).
•	The following table indicates unemployment figures for 2012:

2012	Unemployment rate	Number of unemployed
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000
April	9%	2,425,000
May	8.2%	2,272,000

Source: TURKSTAT

•

As of September 17, 2012, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 11.50% The Central Bank’s Monetary Policy Committee (the “MPC”) noted on July 19, 2012 that recent data confirmed that the rebalancing between domestic and external demand continues as predicted. The MPC noted that domestic demand displayed a modest recovery as expected, while exports continued to grow despite the weakening global outlook. Overall the MPC felt that aggregate demand conditions supported disinflation and the current account balance continued to improve gradually.

Tourism

In July 2012, the number of foreign visitors visiting the Republic decreased approximately 0.57% to 4,571,389 as compared to the same month of 2011. According to the balance of payments presentation, tourism revenues increased 3.8% in the second quarter of 2012 compared to the same period in the previous year.

Foreign trade and balance of payments

In July 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $7.889 billion as compared to a deficit of $9.201 billion in the same period in 2011. In July 2012, total goods imported (CIF)1, including gold imports, decreased by 1.5% to approximately $20,755 billion, as compared to approximately $21,061 billion during the same period of 2011. In July 2012, the import of capital goods, which are used in the production of physical capital, decreased by approximately 9.2% over the same period in 2011; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 1.4% over the same period in 2011 and consumption goods decreased by approximately 10% over the same period of 2011. In July 2012, total goods exported (FOB)2, increased by 8.5% to approximately $12.866 billion, as compared to approximately $11.860 billion during the same period of 2011. In July 2012, the current account produced a deficit of approximately $3.856 billion, as compared to a deficit of approximately $5.418 billion in the same period of 2011. According to the Medium Term Program, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January — December 2011, the current account deficit was $77.16 billion.

As of September 7, 2012, total gross international reserves of the Central Bank were approximately $107.493 billion (compared to $93.601 billion as of September 30, 2011), gold reserves were approximately $15.706 billion (compared to $6.064 billion as of September 30, 2011) and the Central Bank gross foreign exchange reserves were approximately $91.787 billion (compared to approximately $87.537 billion as of September 30, 2011).

As of August 24, 2012, the Central Bank held approximately TL13.81 billion in public sector deposits.

1 “CIF” means cost, insurance and freight; when a price is quoted CIF, it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. CIF is an international commerce term.

2 “FOB” means free on board; when a price is quoted FOB, it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. FOB is an international commerce term.

Public finance and budget

•

During the period January-August 2012, the central government consolidated budget expenditures were approximately TL229 billion and central government consolidated budget revenues were approximately TL220.4 billion, compared to a central government consolidated budget expenditure of approximately TL196.9 billion and a consolidated budget revenue of TL199.1 billion during the same period in 2011.

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During the period January-August 2012, the central government consolidated budget deficit was approximately TL8,520.2 million, compared to a central government consolidated budget surplus of TL2,104.7 million during the same period in 2011.

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During the period January-August 2012, the central government consolidated budget primary surplus reached approximately TL27.7 billion, compared to the central government consolidated budget primary surplus of TL33.8 billion during the same period in 2011.

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In August 2012, the central government consolidated budget expenditures were approximately TL31.8 billion and central government consolidated budget revenues were approximately TL30.2 billion, compared to a central government consolidated budget expenditure of approximately TL29.4 billion and a central government consolidated budget revenue of TL32.2 billion during the same month of 2011.

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In August 2012, the central government consolidated budget deficit was approximately TL1.5 billion, compared to a central government consolidated budget surplus of TL2.7 billion during the same month of 2011.

•

In August 2012, the central government consolidated budget primary balance produced a surplus of approximately TL4.2 billion, compared to the central government consolidated budget primary surplus of TL8.4 billion during the same month of 2011.

•	The following table sets forth the details of the central government budget for the first eight months of 2012 and August 2012.

Central Government Budget (Thousand TL)	January - August 2012 (cumulative)	August 2012
Expenditures	229,004,592	31,821,508
1-Excluding Interest	192,740,729	26,032,831
Personnel	58,359,431	7,011,961
Social Security Contributions	9,697,570	1,183,870
Purchase of Goods and Services	17,851,454	2,433,969
Current Transfers	86,795,255	11,838,874
Capital Expenditures	12,595,982	2,916,128
Capital Transfers	2,197,362	169,519
Lending	5,243,675	478,510
Contingencies	0	0
2-Interest	36,263,863	5,788,677
Revenues	220,484,315	30,249,634
1-General Budget Revenues	212,799,706	29,628,118
Taxes	182,177,334	26,750,679
Property Income	11,928,585	434,434
Grants and Aids and Special Revenues	1,326,513	11,212
est., Shares and Fines	14,593,443	2,386,991
Capital Revenues	13,348	1,476,571
Receivable Collections	1,297,260	31,454
2-Special Budget Institutions	5,780,842	529,089
3-Regularity & Supervisory Institutions	1,903,767	92,427
Budget Balance	-8,520,277	-1,571,874
Primary Balance	27,743,586	4,216,803

Source: Ministry of France

Privatization

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 25, 2012 the Privatisation Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.AŞ. On April 6, 2012 Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. Currently the approval process of this bid is continuing.

On August 6, 2012, the Privatisation Administration announced the tender for the privatization of Akdeniz Elektrik Dağitim AŞ., Boğaziçi Elektrik Dağitim AŞ. and Gediz Elektrik Dağitim AŞ. Bidding is expected to close on November 6, 2012, November 13, 2012 and November 20, 2012 respectively.

On September 13, 2012, the Privatisation Administration announced the tender for the privatization of Başkent Doğalgaz Dagvtnm A.Ş through a block sale of shares. The deadline for submitting bids is December 16, 2012.

Banking system

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAS. As of June 18, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well-capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.26% and a relatively low non-performing loan ratio4 of 2.72% as of July 2012. As of August 9, 2012, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 11% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 11%, for FX liabilities up to 3-year maturity (including 3-year) were 9% and for other FX liabilities longer than 3-year maturity were 6% As of August 9, 2012, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On August 3, 2012, it was announced that in consideration of operational processes with respect to reserve requirements, certain technical amendments had been made to the Communique on Reserve Requirements no. 2005/1. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the U.S. dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%

In order to narrow the cost differential of maintaining Turkish lira reserve requirements in Turkish lira or in FX, and to enable banks to fully benefit from the new facility to meet their liquidity needs, the upper limit for FX reserves that might be held to maintain Turkish lira reserve requirements, which had been raised several times in 2011 and 2012 was raised once again. Effective as of August 17, 2012, the upper limit for FX reserves was raised from 55% to 60%, and the reserve requirement for the additional 5% is maintained in U.S.$ and/or euro, and multiplied by a reserve option coefficient of “2”.

The upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements has been raised from 25% to 30%, where the 5% additional tranche will be multiplied by a reserve option coefficient of “2”. The new regulation will be effective as of the calculation period dated August 31, 2012 and the maintenance period will begin on September 14, 2012.

3 Regulatory capital/Total risk weighted items

4 Gross non-performing loans/Total cash loans

On September 18, 2012, the Central Bank reduced the overnight lending rate from 11.5% to 10% for the first time in seven months in response to lower than expected inflation and to boost economic growth.

Debt

The Central Government’s total domestic debt stock was approximately TL382.1 billion as of July 2012, compared to approximately TL368.8 billion as of December 2011. In July 2012, the average maturity of Turkey’s domestic borrowing was 20.1 months, compared to 42.4 months in July 2011. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 8.0% in July 2012, compared to 9.1% in July 2011.

The total gross outstanding external debt of the Republic was approximately $318.2 billion (at then-current exchange rates) at the end of the first quarter of 2012. The table below summarizes the gross external debt profile of the Republic:

Gross External Debt Profile (Million $)	2011 Q2	2011 Q3	2011 Q4	2012 Q1
GROSS EXTERNAL DEBT	314,683	314,035	306,551	318,247
SHORT TERM	84,353	88,524	83,823	90,242
Public Sector	5,798	7,613	7,013	10,683
Central Bank	1,619	1,409	1,269	1,275
Private Sector	76,936	79,502	75,541	78,284
LONG TERM	230,330	225,512	222,729	228,005
Public Sector	89,482	87,503	87,086	90,228
Central Bank	10,528	9,270	8,430	8,419
Private Sector	130,320	128,738	127,213	129,358

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.
•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.
•	V90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.
•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

International relations

On June 11, 2012 the United States exempted seven more economies from its Iran-related sanctions, effective as of June 28, 2012. The U.S. State Department said that Turkey, India, Taiwan, South Korea, Malaysia, South Africa and Sri Lanka had all sufficiently reduced their purchases of Iranian oil to be given a six-month exemption from the sanctions. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.